Mail Stop 7010


August 10, 2005


Via U.S. mail and facsimile

Mr. Chris Craddock
Keewatin Windpower Corp.
1294 Emery Place, Suite 44
North Vancouver, British Columbia
Canada V7J 1R3

Re:	Keewatin Windpower Corp.
Registration Statement on Form SB-2
Filed July 14, 2005
File No. 333-126580

Dear Mr. Craddock:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please explain in an appropriate section of your registration statement why you are becoming a publicly reporting company. Please address the costs you have incurred in connection with this offering, despite not receiving any proceeds of this offering, and the costs that you will incur in the future with respect to your Exchange Act reporting obligations.
2. It appears you are a blank check company as defined in Rule 419 of
Regulation C in view of the following:

* you are a development stage company issuing penny stock;

* you have no operations, no assets except for cash and no employees;

* you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and

* your registration statement contains very general disclosure related to the nature of your business plan.

Please disclose in an appropriate section of your registration statement that you are a blank check company and the meaning of that designation. In responding to this comment, please disclose any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

3. Please disclose the name, address and telephone number of your transfer agent.

Cover Page of Prospectus

4. Please disclose that you plan to apply for listing on the OTC Bulletin Board upon effectiveness of this registration statement.. We note your disclosure on page 8. Please also disclose that your common stock may not be accepted for quotation on the OTC Bulletin Board.

Summary, page 3

5. Please clearly disclose that you have incurred losses since inception, have no operations, and that you have been issued a going concern opinion and rely upon the sale of your securities to fund your operations.

6. We note the disclosure regarding the estimated costs to complete your business plan. Please disclose that you have no current plans to raise these funds. We note your disclosure on page 5.

7. Please include the zip code in the address for your principal executive offices.

8. Please revise to explain how Chris Craddock became engaged in your proposed business.

Risk Factors, page 5

9. Please add a risk factor that addresses the risk associated with the fact that your articles of incorporation authorize the issuance of 75,000,000 shares of common stock, that these shares may be issued without security holder approval and that these shares when issued may be granted voting powers, rights and preferences that differ from and may be superior to those of the registered shares.

10. Please add a risk factor addressing the risks associated with the costs of being a publicly reporting company in the United States.

11. It appears that your assets, any personnel and sole executive and director are all located in Canada. If so, please provide appropriate disclosure regarding the difficulty that U.S.
investors
might have enforcing liabilities under the U.S. securities and bankruptcy laws.

12. Please add a risk factor that discusses risks related to your going concern opinion.

If we do not obtain additional funding, our business will fail, page
5

13. Please revise the third sentence of the first paragraph of this risk factor to clarify that your cash will also not cover the anticipated costs of acquiring an interest in a suitable property.

14. Please quantify the amount of the anticipated administrative costs referenced in the third sentence of the first paragraph of this risk factor.

Use of Proceeds, page 8

15. Please disclose with quantification how you used or intend to use the proceeds you received from the sales of your securities to the selling security holders.

Determination of Offering Price, page 8

16. Please disclose the offering price. This is not clear in your Edgar filed version.

Selling Shareholders, page 9

17. Please revise the disclosure regarding the number of shares owned prior to this offering by Messrs. Hughes and Calder.

18. We note the statement in the first paragraph on page 12 that "The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus..."
Since it appears that each selling security holder is registering all of his or her shares, it is unclear how it would be possible for such selling security holder to sell any shares not being offered in your prospectus. Please clarify.

19. Please advise us as to whether any of the selling security holders are affiliated for purposes of determining beneficial ownership. In this regard, we note that several selling security holders share the same address.

20. Provide a line item at the end of your table disclosing the total number of shares being registered for resale.

21. Please describe the relationship between your sole promoter and the selling shareholders.

Plan of Distribution, page 13

22. We note the disclosure set forth in the first, second and third paragraphs of this section. Please describe in greater detail the methods by which selling security holders may sell their registered shares and confirm that you have disclosed all of the methods that they may use.

23. We note the disclosure in the third sentence of the second paragraph regarding the use of Rule 144 under the Securities Act. Please describe the requirements of Rule 144 in greater detail. For example, we note that it does not appear that any selling security holder has held their shares for more than one year.

24. We note the disclosure in the third and fourth sentences of the fourth paragraph of this section. Please be advised that you may substitute a new selling security holder for an original selling security holder through a prospectus supplement if:

* the change is not material;

* the number of shares or the dollar amount registered does not change; and

* the new selling security holder`s shares can be traced to those covered by the original registration statement.

You must use a post-effective amendment to add selling security holders to your registration statement if their ownership cannot be traced to the shares registered in the original registration statement.
25. We note your statement that "the selling shareholders may also sell ...to brokers or dealers, who may act solely as agent or acquire the common stock as principals...."  If the selling shareholders enter into an agreement, after effectiveness, to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, then the company needs to file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Additionally you should be aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department. Please revise the disclosure in this section to delete the reference(s) to selling to broker-dealers as principals or indicate in the disclosure that the company will file a post-effective amendment addressing the above information. We may have further comment.

26. Please supplementally tell us and briefly disclose in your prospectus whether you or any of the selling security holders intend to use any means of distributing or delivering your prospectus other than by hand or the mails, such as various means of electronic delivery. In addition, please tell us and briefly disclose in your prospectus whether you or any of the selling security holders intend to use any forms of prospectus other than printed prospectuses, such as CD-ROMs, videos, etc. and provide us copies of all such prospectuses. See SEC Releases No. 33-7233 and No. 33-7289.

27. Please supplementally tell us whether you or any of the selling security holders have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please tell us who the party is and the address of the website. In addition, please describe the material terms of the agreement and provide us with a copy of any written agreement. Finally, please provide us with copies of all information concerning your company or your offering that appears on the third-party website.

28. Please disclose whether Keewatin Windpower or anyone acting on its behalf will take affirmative steps to request or encourage any broker-dealer to act as a market-maker for Keewatin Windpower`s securities. If so, you should discuss whether there have been any preliminary discussion or understandings between Keewatin Windpower and any market maker. Also, summarize these discussions and identify the participants involved. However, should you decide to undertake these efforts at a later date, disclose when, how and by whom.



Directors, Executive Officers, Promoters and Control Persons, page
15

29. You must disclose Mr. Craddock`s business experience for the past five years. In this regard, please disclose his experience prior to
November 2001.

30. Please revise Mr. Craddock`s biographical information to indicate that he is also serving as the principal financial and accounting officer and to disclose whether he has any accounting and/or finance background.

31. We note the disclosure regarding Mr. Craddock`s intention to devote all of his business time to your business. Please disclose the actual number of hours per week and percentage of his time that he is currently devoting to your business.

Disclosure of Commission Position of Indemnification for
Securities
Act..., page 18

32. Please revise the first paragraph to clarify whether you indemnify your officers and directors for Securities Act liabilities.

Organization Within the Last Five Years, page 18

33. Please disclose the information required by Item 404(d) of Regulation S-B. We note your disclosure on page 26 that Mr.
Craddock
is  your sole promoter.

34. Please discuss any previous experience Mr. Craddock has had with blank check companies. Also, please discuss those Mr. Craddock will be involved in the future. The discussion should include, for each blank check company, the aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received and Mr. Craddock`s subsequent involvement in the company. We may have further comment.

Description of Business, page 18

35. It appears that you anticipate using debt financing to raise
75%
of the funds you will require to implement your business plan and to use equity financing to raise the remaining 25%. Please estimate and disclose the aggregate net proceeds you will need to raise from equity financings to fund your business plan. Please also disclose the impact of these equity financings on purchasers in this offering based on a range of market prices, including the current market price of $0.50 per share.

36. Please explain in greater detail how you plan to implement your business plan in light of the fact that your sole employee, officer and director has no experience, whether managerial, operational, technical or otherwise, in the industry in which you plan to operate.

Wind Power Development in Saskatchewan, page 19

37. Please explain in greater detail how you made the assessment referenced in the second paragraph of this section when your sole employee, officer and director has no experience, whether managerial, operational, technical or otherwise, in the industry in which you plan to operate.

38. Please advise us as to whether the 1994 report is the most current information on this subject.

Acquiring a Property Interest, page 20

39. We note the disclosure in the first sentence of the third paragraph of this section. Please disclose the location of each identified property. Please also update your disclosure regarding the status of the July 2005 negotiations.

Government Approvals and Environmental Laws, page 23

40. Please identify the specific government approvals that you will need. For each, discuss the status of the approval within the government approval process, or, if you have not yet applied for it, disclose when you will apply.

41. Please discuss the basis for your estimate of environmental compliance costs.

Reports to Security Holders, page 24

42. Please advise us as to whether you intend to register under section 12(g) of the Exchange Act. If not, please add sufficient and appropriate disclosure and risk factors to inform investors when you may discontinue reporting and to describe the effects of not reporting, including the effect on the eligibility of transactions in your securities to be quoted on the OTC Bulletin Board.

Plan of Operations, page 25

43. The discussion of the sufficiency of your cash on hand in the first paragraph on page 26 does not address the possibility that you may need to purchase multiple properties. Please revise accordingly.
In addition, please disclose your cash on hand as of the most recent practicable date.

44. Please address the costs associated with your company being a public reporting company and the sources of funds to be used to pay these costs.

45. Please disclose any expected hiring due to the commencement of your plan of operation. Please refer to Item 303(a)(iv) of Regulation S-B.

46. Please describe in greater detail the anticipated sources of financing for the next 12 months. Please also provide a timeline illustrating the points in time you will pursue each option and the order of preferences for your financing options.

47. Please discuss how wind power generation companies make a profit in light of the substantial startup and operational costs. For example, do these companies rely on government funding, tax incentives or other subsidies?

48. Please discuss the timing for commencing operations and when you anticipate being profitable. In responding to this comment, please discuss the significant debt obligations that you will incur to finance the property acquisition and the turbine construction, as well as the anticipated costs of operation.

49. Please disclose the current market price of a kilowatt hour and whether based on that current market price you would be able to service your debt obligations and meet your expected operating expenses.

50. We note the possible loans from security holders. Please disclose whether any of your security holders have agreed to provide funding and if they are legally obligated to provide funding. If not, please clearly state and also disclose that there is no guarantee your security holders will provide any funding.

Market for Common Equity and Related Stockholder Matters, page 27

No Public Market for Common Stock, page 27

51. We note your disclosure here and elsewhere in your document you intend to apply to have your shares traded on the OTCBB. We understand that the OTCBB is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTCBB. Please revise your disclosure to state, if true, that you intend to contact an authorized OTCBB market maker for sponsorship of your securities on the OTCBB.




Stockholders of our Common Shares, page 27

52. Please reconcile the disclosure in this section regarding the number of registered security holders with the disclosure contained in the first sentence of the section entitled "Common Stock" on page
16.

Rule 144 Shares, page 27

53. We note the disclosure regarding the availability of Rule 144 under the Securities Act. We direct your attention to a No-Action Letter dated January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. That letter illustrates our position that shares in a blank check company held by promoters or affiliates, as well as their transferees, may not be resold pursuant to Rule 144. Please confirm your awareness of this position and provide adequate disclosure setting forth this position and how it applies to the shares of your common stock held by Mr. Craddock.

Executive Compensation, page 28

54. We note the amount set forth in summary compensation table under the column entitled "Salary." Please reconcile this amount with the amount disclosed in the second sentence of the second paragraph under the heading entitled "Results of Operations..." on page 26.

55. Please disclose the information required by Item 402(f) of Regulation S-B.

Consulting Agreements, page 28

56. Please disclose the material terms of Mr. Craddock`s consulting agreement. It appears that there are material termination, severance and covenant provisions.

Financial Statements, page 29

Report of Independent Registered Public Accounting Firm

57. We note your independent accountant, Armando C. Ibarra, CPA, is duly registered and in good standing to practice in California. However, Mr. Ibarra is not currently licensed in Nevada where your company is incorporated. Tell us why you selected a California based accounting firm to audit the financial statements of a Nevada company. Tell us where the audit was physically performed. Also, tell us where the operations and assets of your company are physically located. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Tell us how you have met the requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration you gave to Nevada state laws governing audits of
Nevada companies performed by accountants from other states

Part II - Information Not Required in the Prospectus, page II-1

Other Expenses of Issuance and Distribution, page II-1

58. Please disclose the amount of printing fees and the amount of fees required to have your securities quoted on the OTC Bulletin
Board.

Recent Sales of Unregistered Securities, page II-3

59. Please explain how the purchase price of your common stock in the
Regulation S offerings could rise from $0.005 to $0.50 over a three month period when the business of your company does not appear to have materially changed.

60. It does not appear that you used an underwriter or other third party finder with respect to your Regulation S offerings. Please advise us as to the following:

* how you located the purchasers;
* who identified the purchasers;
* how were the purchasers contacted;
* who contacted the purchasers; and
* what information the purchasers received.

Exhibits, page II-5

61. Please file any instruments defining the rights of security holders, as required by Item 601(b)(4) of Regulation S-B.

62. The consent of your legal counsel should be listed as a separate exhibit in your exhibit index but may be cross-referenced.  See
Items
601(b)(23) and 601(b)(5) of Regulation S-B.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bret Johnson, Staff Accountant, at (202)
551-
3753 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard,
Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Joseph I. Emas
1224 Washington Avenue
Miami Beach, FL 33139
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Mr. Chris Craddock
Keewatin Windpower Corp.
August 10, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE